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                              March 9, 2023

       Kelvin Ang
       Chief Executive Officer
       FBS Global Limited
       74 Tagore Lane
       #02-00 Sindo Industrial Estate
       Singapore 787498

                                                        Re: FBS Global Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed March 1, 2023
                                                            File No. 333-269469

       Dear Kelvin Ang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-1 filed March 1,
2023

       Our Articles of Association, page 27

   1. We note your response to prior comment 1. Please revise the second sentence of this risk factor and your
articles of incorporation to state clearly whether the provision applies to claims arising under
the Securities Act and the Exchange Act. If you do not revise your articles, please tell
us how you will make investors aware of the provision   s limited
                                                        applicability. For
example, will you include the disclosure in future filings?
 Kelvin Ang
FirstName
FBS GlobalLastNameKelvin Ang
            Limited
Comapany
March      NameFBS Global Limited
       9, 2023
March2 9, 2023 Page 2
Page
FirstName LastName
General

2. Please relocate Part II of your registration statement to the end of your document as requested in prior comment 3. In this regard, we note that Part II appears after page 122 instead of after page Alt - 3.
       You may contact Mindy Hooker at 202-551-3732 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      David L. Ficksman, Esq.